

June 28, 2013

Arnold Casale
Chief Executive Officer
Soupman, Inc.
1110 South Avenue, Suite 100
Staten Island, NY 10314

      Re: **Soupman, Inc.**
                Form 10-K for Fiscal Year Ended August 31, 2012
                Filed December 14, 2012
                Response dated June 10, 2013
                File No. 0-53943

Dear Mr. Casale:

We have reviewed your response dated June 10, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Current and Future Financing Needs, page 17

1. We reviewed your response to comment two in our letter dated May 22, 2013. As noted in our letters dated March 22, 2013 and May 22, 2013, your proposed disclosure regarding the anticipated impact of any changes to your operations or business plans in light of your liquidity is insufficient in its discussion of the anticipated impact such changes would have on your revenues, income and liquidity. In your next supplemental response, provide us with your proposed revised disclosure addressing revenues, income and liquidity.

Item 8. Financial Statements and Supplemental Data, page 19

Note 13 – Commitments and Contingencies, page 38
Litigations, Claims and Assessments, page 38

2. We reviewed your response to comment 10 in our letter dated May 22, 2013. Please note that ASC 450 requires that an estimated loss be accrued if information available before the financial statements are issued or available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. ASC 450 also requires disclosure of the nature of a contingency if there is at least a reasonable possibility that a loss may have been incurred and an accrual is not made or if an exposure to loss exists in excess of the amount accrued and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. It does not appear that you accrued any losses related to the SKI bankruptcy case or the GSM case, which includes a demand for compensatory damages and/or punitive damages, and you have not provided the disclosures required by ASC 450-20-50-4. Please disclose in future annual report filings an estimate of the possible loss or range of loss in excess of amounts accrued, or if you are unable to estimate the possible loss or range of loss provide a statement that such an estimate cannot be made. Also, please provide similar disclosures in future quarterly filings for material contingencies even though a significant change since year end may not have occurred. Refer to ASC 450 and Rule 8-03 of Regulation S-X.

Note 14 – Acquisition, page 39

3. We reviewed your response to comment five in our letter May 22, 2013. Please provide us a copy of the written voting agreement between the investors.

Item 11. Executive Compensation, page 46

4. We reviewed your response to comment six in our letter dated May 22, 2013 and reissue the comment in part. As previously requested in our letters dated March 22, 2013 and May 22, 2013, please confirm you will disclose the explanation you provided to us in response to comment 15 in our letter dated February 4, 2013, or a summary thereof, in your amended Form 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 47

5. We reviewed your response to comment seven in our letter dated May 22, 2013 and reissue the comment in part. Please confirm you will disclose in your amended 10-K:

    • the information you provided to us supplementally in response to comment 16 in our letter dated February 4, 2013;

- the information you provided to us supplementally in response to comment 7 in our letter dated May 22, 2013; and
- the information required by Item 404(a)(5) of Regulation S-K, including:
  - the largest aggregate amount of principal outstanding during the period for which disclosure is provided;
  - the amount thereof outstanding as of the latest practicable date;
  - the amount of principal paid during the periods for which disclosure is provided; and
  - the amount of interest paid during the period for which disclosure is provided, and the rate or amount of interest payable on the indebtedness.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797 or Catherine Brown, Staff Attorney, at (202) 551-3513 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief